UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 28, 2015, announcing that 28,699,000 of the Company's existing shares have been admitted to listing on Euronext Brussels.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 28, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV ANNOUNCES LISTING OF EXISTING SHARES ON EURONEXT BRUSSELS

ANTWERP, Belgium, 28 April 2015 - Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announced today that following the approval of a listing prospectus (the "Prospectus") by the Belgian Financial Services and Markets Authority 28,699,000 existing shares have been admitted to listing on Euronext Brussels. This relates to (i) 10,000,000 shares that were swapped by one of Euronav's core shareholders against listed shares in order to enable Euronav to successfully conclude its private placement on 14 July 2014, and (ii) the 18,699,000 shares that were issued on 28 January 2015 in Euronav's initial public offering in the United States as further set out in the Prospectus, a copy of which is available on the Company's website at www.euronav.com.

Forward-Looking Statements

This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "projects", "forecasts", "may", "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's registration statements, as amended, as filed with the SEC under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 53 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 27 VLCCs (of which 1 in 50%-50% joint venture) and 23 Suezmaxes (of which 4 in 50%-50% joint venture). The company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.